Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

SUMMIT ENTERS INTO LICENCE AND COMMERCIALISATION AGREEMENT WITH EUROFARMA FOR LATIN AMERICAN RIGHTS TO RIDINILAZOLE, SUMMIT’S PRECISION ANTIBIOTIC IN DEVELOPMENT FOR THE TREATMENT OF CDI

•	Summit to receive $2.5 million upfront payment

•	Up to $25 million in development, regulatory, pricing and initial sales milestones

•	Summit retains commercial rights to ridinilazole in rest of the world

Oxford, UK, 21 December 2017 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM) the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and Clostridium difficile infection (‘CDI’), announces that it has entered into an exclusive licence and commercialisation agreement granting Eurofarma Laboratórios SA (‘Eurofarma’) rights in Latin America (the ‘Licensed Territory’) to Summit’s precision antibiotic ridinilazole in development for the treatment of CDI. Summit retains commercialisation rights in all other countries.

Ridinilazole is a targeted antibiotic that has the potential as a frontline therapy to treat initial infection and preserve patients’ microbiomes to reduce the rate of recurrent CDI. In a Phase 2 proof of concept trial in CDI patients, ridinilazole demonstrated statistical superiority in sustained clinical response (‘SCR’) rates compared to the standard of care, vancomycin. Ridinilazole is expected to enter Phase 3 clinical trials in the first half of 2018.

“Eurofarma’s established infrastructure and expertise in Latin America are ideally placed to commercialise our novel antibiotic, ridinilazole,” commented Glyn Edwards, Chief Executive Officer of Summit. “This agreement, combined with the recent contract award of up to $62 million from the US Government agency BARDA, will further support the Phase 3 clinical programme and regulatory development of ridinilazole. These partnerships endorse the potential of ridinilazole in the treatment of CDI, and move us a step closer to bringing this antibiotic to patients.”

Eurofarma is a multinational pharmaceutical company with headquarters in Brazil and operations in over 20 countries in South and Central America, the Caribbean and Africa. Eurofarma has a broad portfolio of products across multiple therapeutic areas including a focus in infectious diseases where it markets a number of antibiotics.

“CDI is a serious global healthcare threat including in Latin America,” added Martha Penna, P&D Vice-president of Eurofarma. “Through our interest in bringing innovative products to the region, we were impressed by the efficacy data from the ridinilazole Phase 2 programme and the differentiated profile of the drug. We believe it has the potential to address a major unmet need in CDI, and we look forward to working with Summit to bring ridinilazole to market for the benefit of patients.”

Under the terms of the licence and commercialisation agreement, Summit will receive an upfront payment of $2.5 million, and is entitled to receive a further $3.75 million in development milestones upon the achievement of staged patient enrolment targets in the planned Phase 3 clinical trials of ridinilazole. Summit is eligible to receive up to an additional $21.4 million through other development milestones, commercial milestones, and one-time sales milestones based on cumulative net sales up to $100 million in the Licensed Territory. Further, the agreement provides for product supply transfer payments expected to provide a return equivalent to a high single digit to low double-digit percentage of net sales. For each incremental $100 million in cumulative net sales achieved, Summit is entitled to a further milestone payment which, when combined with the aforementioned product supply transfer payments, is expected to provide a return equivalent to a mid- to high-teens percentage of net sales.

Eurofarma will be responsible for obtaining regulatory approval for ridinilazole in the Licensed Territory. Summit retains full responsibility for the clinical development of ridinilazole in all countries, and is responsible for obtaining regulatory approvals outside of the Eurofarma licensed territories.

A Form 6-K will be filed with the US Securities and Exchange Commission (‘SEC’) that contains additional information about the terms of the licence and commercialisation agreement with Eurofarma. A copy of this Form 6-K will be available to download either from the Investors section of the Company website at www.summitplc.com or from the SEC website at www.sec.gov.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

About Ridinilazole

Ridinilazole is a small molecule precision antibiotic that Summit is developing for the treatment of CDI. In preclinical efficacy studies, ridinilazole exhibited a targeted spectrum of activity that combined a potent bactericidal effect against all clinical isolates of C. difficile tested with minimal impact on other bacteria that are typically found in the gut microbiome. In a Phase 2 proof of concept trial in CDI patients, ridinilazole showed statistical superiority in sustained clinical response (‘SCR’) rates compared to the standard of care, vancomycin. In that trial, SCR was defined as clinical cure at end of treatment and no recurrence of CDI within 30 days of the end of therapy. Ridinilazole was also shown to be highly preserving of the gut microbiome in the Phase 2 proof of concept trial, which was believed to be the reason for the improved clinical outcome for the ridinilazole-treated patients. In addition, ridinilazole preserved the gut microbiome to a greater extent than the marketed narrow-spectrum antibiotic fidaxomicin in an exploratory Phase 2 clinical trial. Ridinilazole, an orally administered small molecule, has received Qualified Infectious Disease Product (‘QIDP’) designation and has been granted Fast Track designation by the US Food and Drug Administration. The QIDP incentives are provided through the US GAIN Act and include an extension of marketing exclusivity for an additional five years upon FDA approval.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programmes focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

About the Eurofarma Group

As the first 100% Brazilian-owned multinational pharmaceutical company, Eurofarma has been in existence for 45 years, has 6,500 employees, and has operations in 20 Latin American countries. With 12 manufacturing plants in the region, the company has more than 280 products in its portfolio. In 2016, it produced more than 290 million units and reached revenues of R$3.3 billion, 15.7% higher than the previous year. The Group invests approximately 5.5% of its net sales in Research & Development and maintains a pipeline of more than 175 projects.

About Eurofarma Brazil

Considered one of the best companies to work for, Eurofarma Brazil is also considered the most sustainable pharmaceutical company in the country based on an analysis by the Exame Sustainability Guide. With operations in all main pharmaceutical segments including Medical Prescriptions, Generics, Hospital, Oncology, Veterinary, and Bids and Services to Third Parties, Eurofarma has the largest medical advertising salesforce in Brazil with more than 2,000 representatives that together perform 450,000 medical contacts per month. The company has the 4th largest pharmacy system in the country and has a portfolio of medicines that is the 2nd largest by prescription volume.

For more information, visit www.eurofarma.com.br or visit us in social media (Facebook: @eurofarma LinkedIn: @eurofarma; Instagram: @eurofarma_br).

Contacts

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / Jen Boorer

Panmure Gordon (Joint Broker)	Tel:	+44 (0)20 7886 2500
Freddy Crossley, Corporate Finance
Tom Salvesen, Corporate Broking

MacDougall Biomedical Communications (US)	Tel:	+1 781 235 3060
Karen Sharma		ksharma@macbiocom.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Jessica Hodgson /		summit@consilium-comms.com
Philippa Gardner/ Rosie Phillips

Eurofarma
Emilio Maganha Neto, Portfolio & Licensing	Tel:	+ 55 11 5090-8493 emilio.neto@eurofarma.com.br
Silvia Marconato, Corporate Communications		+ 55 11 5090-8526 silvia.marconato@eurofarma.com.br

Summit Forward-looking Statements

Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2017. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

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